

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

Amit Takur
Chief Executive Officer
Robot Consulting Co., Ltd.
Le Graciel Building 2, 6th Floor
5-22-6 Shinbashi, Minato Ward
Tokyo, 105-0005, Japan

> **Re: Robot Consulting Co., Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted April 5, 2024**
> **CIK No. 0002007599**

Dear Amit Takur:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. You reference the metaverse here and throughout your prospectus. Please include your definition of metaverse upon its first use and include a detailed discussion of how your platform operates and interacts with the metaverse.

2. You state here and elsewhere that your products and services integrate artificial intelligence. Please revise, where appropriate, to clarify which products or services incorporate AI technology, the stage of development of these products or services and whether the AI algorithms are your own or third-party AI algorithms.

Risk Factors
Risks Related to Our Business and Industry, page 9

3.   With respect to your use of artificial intelligence technologies, please update your risk factors to reflect any material risks relating to the incorporation of AI technologies in your products or services, including risks related to the use of any third-party or open source AI technologies.

If our security measures are breached or unauthorized access to user data is otherwise obtained, Labor Robot may be perceived..., page 11

4.   On page 11, you state you have security measures in place to protect user information and prevent data loss and other security breaches. On page 12, you state that since the cloud server is located at your cloud storage service provider's facilities, you fully rely on the provider's service support to maintain the server and its infrastructure, including cybersecurity protection. In light of the aforementioned disclosures, please revise your disclosure to clarify the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's supply chain, suppliers, and/or service providers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

5.   You disclose your total number of "Labor Robot users." Please revise to include a definition of this term upon its first use. Ensure you disclose this metric for each financial statement period included in your registration statement.

6.   You disclose that you have a distribution agreement with Nac pursuant to which you receive 7% of the total sales price (including tax) of Labor Robot. You note that you obtained 75 and 209 new Labor Robot users through your distribution agreement with Nac in the six months ended September 30, 2023 and the fiscal year ended March 31, 2023, respectively, and that revenue obtained from Nac accounted for 14.7% of the total revenue in the six months ended September 30, 2023. To better understand how these Labor Robot users derived from your distribution agreement with Nac impact your revenue, please revise to: (1) discuss whether the amount of revenue per user from users derived from this distribution agreement differs materially from revenue per user from users acquired via different channels (2) disclose the total number of Labor Robot users derived from your distribution agreement with Nac for each financial statement period; and (3) disclose the percentage of your total revenue these users accounted for in each financial statement period.

Research and Development, page 58

7.   You disclose here that Robot Consulting entered into a development agreement with

Argyle Inc., which provided it with chatbot API for Robot Lawyer to connect its Robot Lawyer system with ChatGPT. Please file the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Market Opportunity, page 66

8. You reference here an online questionnaire survey conducted by MM Research Institute, a third-party information and communication technology (ICT) market research consulting firm based in Tokyo, Japan. Please amend your disclosure to clarify whether you commissioned the survey referenced in this section. If so, please file the consent of MM Research Institute as an exhibit to your registration statement or tell us why you believe you are not required to do so. See Section 7 and Rule 436 of the Securities Act.

Financial Statements - September 30, 2023 and 2022
Note 14. Subsequent Events, page F-16

9. We note that on February 7, 2024 stock options to purchase 378,000 ordinary shares were granted to directors, employees and consultants. Please expand the disclosure to include the amount of unrecognized stock compensation expense related to this stock option issuance and how the fair value was determined on the date of grant. Please expand the disclosure on page F-34 accordingly.

Financial Statements - March 31, 2023 and 2022
Report of Independent Registered Public Accounting Firm, page F-17

10. We note that your auditor, Grassi & Co., CPAs, P.C. is based in Jericho, New York. We also note you operate primarily within Japan. Please have your auditor tell us the extent to which they relied upon another accounting firm in their audits of fiscal 2022 and 2023. Have them explain the basis for their belief that they are the principal auditor. Also tell us if another auditor had a substantial role in the audits. Refer to the guidance in Rule 2-05 of Regulation S-X and the definition of "substantial role" threshold defined in PCAOB Rule 1001(p)(ii) in the audit of the issuer. If Grassi & Co., CPAs, P.C. utilized the work of another auditor which had a substantial role in the audit, the other auditor must register with the PCAOB if it meets the "substantial role" threshold defined in PCAOB Rule 1001(p)(ii) in the audit of the issuer, regardless of whether Grassi & Co., CPAs, P.C. has determined that they were the principal auditor or refers to the work of the other auditor.

Balance Sheets, page F-18

11. We note that the balance of Other Payables of $149,468 as of March 31, 2023 is material to total current liabilities. Please describe in a note the nature of current liabilities in excess of 5% of current liabilities pursuant to Rule 5-02 of Regulation S-X. Please similarly revise the interim financial statements.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-23

12.   We note that your platform, Labor Robot, is a cloud-based human resource management system launched in September 2022. Please expand the accounting policy for Software sales to address continuing performance obligations such as providing access to the cloud, updates or maintenance after the product keys are provided to customers. Please also expand the disclosure on page F-7 accordingly, See ASC 606-10-50-12 for guidance.

Cost of Revenue, page F-26

13.   We note in your Overview on page 1 that your platform, Labor Robot, is a cloud-based human resource management systems launched in September 2022. Please expand the accounting policy for Cost of Revenue to address your ongoing costs regarding access to your platform in the cloud and revise the disclosure of disaggregation of cost of revenue in Note 12 on page F-33 to separately disclose these costs. Please also revise the disclosure on pages F-10 and F-15 accordingly.

Research and Development Costs, page F-26

14.   We note on page 63 that in July 2023, you entered into an agreement with CJK Group to pay a fee of $300,000 and profit share with CJK Group in all gross revenue earned from the product in perpetuity. Please expand the accounting policy disclosure to address the terms of this agreement, your recognition of the costs paid to CJK for the Junior Lawyer X development, including the status of funding your $300,000 commitment, accounting for expenses incurred during the periods presented and the status of prepayments of R&D expense, if material.

General

15.   Where appropriate, please include a discussion regarding the current state of artificial intelligence regulation within the United States and your other potential markets, the potential for new laws or rules to materially impact the company and whether these risks were included in your discussions and analysis of your growth strategies projections and valuation.

16.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Mitchell Austin at 202-551-3574 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Technology

cc: Yung Li